(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000
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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Variable Insurance Products Fund IV (the trust):

Consumer Discretionary Portfolio
Consumer Staples Portfolio
Energy Portfolio
Financial Services Portfolio
Health Care Portfolio
Industrials Portfolio
Materials Portfolio
Real Estate Portfolio
Technology Portfolio
Telecommunications Portfolio
Utilities Portfolio (the funds)

File No. 811-03759

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on May 14, 2013. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended December 31, 2012 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 18, 2013. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than February 25, 2013.

Please contact Jamie Plourde at (817) 474-7037 with any questions or comments relating to this filing.

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/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group